July 12, 2007

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

      Re: Advent/Claymore Global Convertible Securities & Income Fund
             File Nos. 333-143712 and 811-22022

Dear Mr. Hale:

On June 13, 2007, you filed a registration statement on Form N-2 for Auction Preferred Shares of the Advent/Claymore Global Convertible Securities & Income Fund. We have reviewed the filing. Our comments are set forth below. The captions we use below correspond to the captions the Fund uses in its registration statement.

<u>Prospectus</u>

Prospectus Summary — Investment Objective, Policies and Parameters (Page 3)

1.   This section states, under the caption "Foreign Securities" on page 5, that "[u]nder normal market conditions, the Fund will invest in the securities of issuers *located in* at least three different countries, including the United States . . . ." The Commission has stated it would expect that funds using the term "global" in their names "will invest their assets in investments that are *tied economically* to a number of countries throughout the world." Investment Company Act Release 24828, note 42 (Jan. 17, 2001) (emphasis added). First, please add disclosure clarifying how the Fund will determine the country in which an issuer is located. Second, please explain to us how the Fund's "located in" criterion would satisfy the requirement of being "tied economically" to a country.

The Auction — Securities and Exchange Commission Settlement (Page 58)

2.   This section discloses that in May 2006 the Commission entered into a settlement agreement with 15 firms concerning violations of the federal securities laws in connection with managing auctions for auction rate securities. This section also discloses that a term of the settlement requires each settling firm to provide customers with written descriptions of the material auction practices and procedures. We note that the next section of the prospectus captioned "Auction Procedures" describes the auction procedures. Please inform us whether the description of auction procedures in the prospectus is intended to satisfy the requirements of the

settlement agreement on behalf of the settling firms, or whether the settling firms would provide disclosure to customers in addition to the prospectus disclosure.

Statement of Additional Information

Portfolio Management — Portfolio Manager Compensation (Page S-17)

3.   This section discloses that the portfolio managers are compensated based on salary and an annual discretionary bonus. Please describe with specificity the criteria on which each type of compensation is based. *See* Item 22(b) of Form N-2.

PART C

Item 25. Financial Statements and Exhibits (Page C-1)

4.   Exhibit (s) to the registration statement indicates that a power of attorney for the officers and directors of the Fund was previously included as an exhibit to a pre-effective amendment filed on April 13, 2007. Rule 483(b) under the Securities Act provides that "[a] power of attorney that is filed with the Commission shall relate to a *specific filing*, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) (§ 230.462(b)) under the [Securities] Act." (Emphasis added.) Inasmuch as the referenced power of attorney was filed as part of an amendment to the registration statement with Securities Act File No. 333-140951, it is deemed to be specific to that filing, and does not extend to the registration statement here. Please file, in a pre-effective amendment, a new power of attorney specific to this registration statement (Securities Act File No. 333-143712).

General Comments

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

8.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

9.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel